UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2005

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________ to _____________.

Commission file number: 01026.

A. Full title and address of the plan, if different from that of the issuer named below:

WHITNEY NATIONAL BANK
SAVINGS PLUS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WHITNEY HOLDING CORPORATION
228 St. Charles Avenue
New Orleans, Louisiana 70130

WHITNEY NATIONAL BANK
SAVINGS PLUS PLAN

TABLE OF CONTENTS

Whitney National Bank Savings Plus Plan

Financial Statements
December 31, 2005 and 2004

Whitney National Bank Savings Plus Plan
Index
December 31, 2005 and 2004

Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure Under Employee Retirement Income Security Act ("ERISA") of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Whitney National Bank Savings Plus Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Whitney National Bank Savings Plus Plan (the 'Plan") at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

New Orleans, Louisiana

June 9, 2006

1

Whitney National Bank Savings Plus Plan
Statements of Net Assets Available for Plan Benefits
December 31, 2005 and 2004

	2005	2004
Assets		
Investments, at fair value	$119,372,756	$110,716,684
Participant loans	3,230,868	2,839,589
Total investments	122,603,624	113,556,273
Dividends and interest receivable	245,557	221,785
Total assets	122,849,181	113,778,058
Liabilities		
Due to broker for securities purchase	383,232	456,989
Total liabilities	383,232	456,989
Net assets available for benefits	$122,465,949	$113,321,069

The accompanying notes are an integral part of these financial statements.

Whitney National Bank Savings Plus Plan

Statement of Changes in Net Assets Available for Plan Benefits

December 31, 2005 and 2004

Investment income		
Interest	$	169,312
Dividends		947,343
Net appreciation in fair value of investments (Note 3)		2,182,307
Total investment income		3,298,962
Contributions		
Employer		3,180,134
Employee		6,499,715
Others (including rollovers)		538,017
Funds transferred in related to acquisitions (Note 1)		1,727,951
Total contributions		11,945,817
Deductions		
Benefits paid to participants		6,084,438
Administrative expenses		15,461
Total deductions		6,099,899
Increase in net assets available for plan benefits		9,144,880
Net assets available for plan benefits		
Beginning of year		113,321,069
End of year	$	122,465,949

The accompanying notes are an integral part of these financial statements.

1. Plan Description

The following description of the Whitney National Bank Savings Plus Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

Whitney National Bank (the "Bank") adopted the Thrift Incentive Plan for Employees of Whitney National Bank (the "Predecessor Plan"), effective December 31, 1952, for the benefit of its full-time employees. The Predecessor Plan was a defined contribution plan. Effective October 1, 1993, the Predecesor Plan was amended and restated to comply with the Tax Reform Act of 1986 and to clarify the terms of the Predecessor Plan concerning deferrals under Section 401(k) of the Internal Revenue Code of 1986, resulting in the Whitney National Bank Savings Plus Plan. The Plan was amended and restated effective January 1, 2002 and 2004 to address certain administrative matters, but there were no significant modifications to the plan's benefit provisions. Changes in Internal Revenue Service rules and regulations and the passage of the Katrina Emergency Tax Relief Act of 2005 ("KETRA") led to several plan amendments in 2005. These amendments reduced the threshold for the mandatory distribution of a terminated participant's account balance and implemented KETRA provisions affecting hardship withdrawals and repayments by qualified participants as well as the amount and repayment terms of borrowings by such participants. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Plan Administration

Whitney National Bank is the Trustee for the Plan, and the Plan is administered by the Bank acting through its Human Resources Department. The Plan's employee account record maintenance function is performed by an outside service organization, Fidelity Investments, which also functions as custodian.

Contributions

Eligible participants may elect to contribute, on a pre-tax basis, from 1% to 25% of their compensation, as defined in the Plan document, through payroll deductions subject to certain limitations. The Bank matches the participant's eligible contributions dollar for dollar up to 4% of his or her compensation. This qualified the plan as a Safe Harbor Plan in 2005 and 2004.

Funds Transferred

During 2005, cash totaling $1,727,951 was transferred into the Plan from retirement plans of entities acquired by the Bank's parent company, Whitney Holding Corporation. This included $1,024,999 from a 401(k) plan for the employees of Destin Bank and $702,952 from a 401(k) plan for the employees of American Bank. Destin Bank and American Bank have been merged into the Bank.

Vesting

Participants immediately vest 100% in their voluntary contributions, matching Bank contributions and investment earnings.

Benefits

Participants may elect to receive their account value in a lump-sum distribution or, if eligible, in the form of an IRA rollover when they terminate service because of death, disability or retirement. Participants may also transfer their account balance to another tax deferred qualified plan. A lump-sum distribution is subject to certain taxes and penalties imposed by the Internal Revenue Code and to the Plan's rules regarding the availability of distributions. In certain circumstances, participants who are actively employed may request a hardship withdrawal from their account, but the participant may be subject to Federal and State income taxes and the imposition of a penalty tax on such withdrawals for the year of distribution. The Plan was amended in 2005 to implement hardship withdrawal provisions of KETRA. The Plan also allows certain withdrawals by actively employed participants who are at least 59-1/2 years of age.

Participant Accounts
Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions, the Bank's matching contributions, and investment income, gains and losses.

Participation
The Plan covers all salaried employees of the Bank who have completed nine months or more of employment (eligible participants) as of the entry dates January 1, April 1, July 1, and October 1.

Participant Loans
Participants may borrow from their accounts amounts ranging from a minimum of $1,000 to a maximum of 50% of the account balance, not to exceed $50,000. Loan maturities generally range from 1-5 years, but may extend up to 10 years for the purchase of a primary residence. Plan amendments in response to KETRA temporarily increased the loan limit for qualified participants to $100,000, allowed them to borrow up to 100% of their account balances and relaxed certain loan terms. The loans are collateralized by the balance in the participant's account and are to bear interest at the prime rate as reported in the Wall Street Journal plus 1% or such other rate deemed appropriate by the Plan administrator. The interest rate on outstanding loan balances ranged between 5% and 10.5% for 2005 and 2004. Principal and interest is paid ratably through semi-monthly payroll deductions. Upon origination of a loan, participants are charged an administrative fee. Loan fees are reflected in administrative expenses.

Investment Options
Under the provision of the Plan, participating employees are allowed to choose the manner in which all of their contributions are invested. Employees may choose from a number of mutual funds, a stable value fund and Whitney Holding Corporation common stock. Employees have the ability to change investment elections and transfer account balance funds among the various fund options on a daily basis.

Effective August 1, 2005, The Investment and Administrative Committee of the Plan added the following eight new investment options: Fidelity Capital Appreciation Fund, Fidelity Contrafund, Fidelity Four-in-One Index Fund, Fidelity Strategic Income Fund, Fidelity U.S. Bond Index Fund, Spartan International Index Fund - Investor Class, The Oakmark Equity and Income Fund - Class I, and Wells Fargo Advantage Small Cap Value Fund - Class Z. Effective the same date, four existing investment options were closed to new investments, including Fidelity Advisor Balanced Fund: Class I, Fidelity Advisor Equity Growth Fund: Class I, Fidelity Advisor Growth Opportunities Fund: Class I, and Fidelity Advisor Overseas Fund: Class I. Any balances remaining in these four investment options at November 1, 2005 were transferred to the new investment options.

Cash and Cash Equivalents
From time to time, the Whitney Stock Fund holds uninvested cash to meet certain distributions and, on a short-term basis, pending investment in additional Whitney stock. During 2005 and 2004, cash held by the Whitney Stock Fund was invested in short-term institutional money market funds earning market rates of interest.

Whitney National Bank Savings Plus Plan
Notes to Financial Statements
December 31, 2005 and 2004

2. **Summary of Significant Accounting Policies**

Basis of Accounting
The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
Plan investments are stated at fair value except for loans to participants that are valued at cost, which approximates fair value. Investment securities are valued using quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Shares of common/collective trusts are valued at the net asset value of shares held by the Plan at year end as reported by the trustee. Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Realized gains or losses on transactions are computed by determining the cost of the investment sold on a specific identification basis.

Administrative Expenses
Under the Plan, as amended, the Bank may elect to charge administrative fees and expenses against the assets of the Plan, subject to certain requirements imposed by applicable law. This election can be made annually and need not be the same each year. Substantially all of the administrative expenses of the Plan were borne by the Bank in 2005.

Certain asset management fees are imposed under each of the investment options offered by the Plan. These management fees are charged against the return earned by the applicable investment option. In general, no sales commission or other front-end or back-end charges (loads) are imposed with respect to the acquisition or disposition of investment options under the Plan. Two of the mutual fund investment options do deduct a trading fee when shares are held less than 90 days.

Payment of Benefits
Benefits are recorded when paid.

3. **Investments**

The following is a detail of investments that represent 5% or more of total net assets as of December 31, 2005 and 2004:

Issuer	2005	2004
Whitney Stock Fund (including cash of $745,552 and $876,480 as of December 31, 2005 and 2004, respectively)	$ 27,405,746	$ 29,581,270
Fidelity Advisor Stable Value Portfolio: Class I	17,948,628	17,072,056
Fidelity Advisor Equity Income Fund: Institutional Class I	18,583,471	16,861,696
Fidelity Advisor Equity Growth Fund: Class I	-	18,255,724
Fidelity Advisor Growth Opportunities Fund: Class I	-	8,274,693
Fidelity Capital Appreciation Fund	17,937,848	-
Fidelity Contrafund	10,745,769	-

During 2005, the Plan's investments (including investments bought, sold, transferred in, and held during the year) appreciated in value by a net $2,182,307 as follows:

	Year Ended December 31, 2005
Investments in Registered Investment Companies	$ 4,080,663
Investment in Common & Collective Trusts	596,803
Investment in Whitney Stock Fund	(2,495,159)
Net Change in Fair Value	$ 2,182,307

4. Investment in Whitney Holding Corporation Stock

The Plan held investments in the Bank's parent, Whitney Holding Corporation (the "Corporation"), at December 31, 2005 and 2004 as show in the following table. The number of shares held in 2004 has been adjusted for the three-for-two split of the Corporation's common stock effective in May 2005.

	2005	2004
Number of shares held	967,351	957,039
Market value of shares	$ 26,660,194	$ 28,704,790
As a % of the total fair value of Plan assets	21.75%	25.28%
As a % of the outstanding common shares of the Corporation	1.53%	1.54%

With regard to the Whitney Stock Fund the Plan utilizes a unit value method for tracking the market value of assets invested in this fund option. As of December 31, 2005 and 2004 there were approximately 1,130,984 and 1,120,433 units outstanding with a market value of approximately $24.11 and $26.19 per unit (excluding amounts attributable to receivables), respectively, related to the Whitney Stock Fund.

5. Risks and Uncertainties

The Plan provides for various investments in mutual funds and common stock. Investment securities, in general, are exposed to various risks, such as overall market volatility, credit and interest rate risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect the value of participants' account balances and the amounts to be reported in the statement of net assets available for plan benefits for future periods.

6. Related-Party Transactions

Certain Plan investments are shares of mutual funds, managed by Fidelity Investments, and Whitney Holding Corporation common stock. Fidelity Investments is the recordkeeper and custodian as defined by the Plan and Whitney Holding Corporation is the Bank's parent. Therefore, these transactions qualify as party-in-interest transactions.

7. Tax Status

The Internal Revenue Service has determined and informed the Company by a determination letter dated December 9, 2005, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Trustee believes the Plan is being operated in compliance with applicable requirements of the Internal Revenue Code.

8. Plan Termination

While it has not expressed any intention to do so, the Bank has the right under the Plan to terminate its participation in the Plan at any time by delivering written notice to the Trustee at least ten days prior to the proposed effective termination date. In the event the Plan terminates, the Trustee would, in accordance with written instructions of the Bank, either (1) distribute the Plan's assets to participants after payment of any expenses properly chargeable to the Plan, or (2) continue to hold and administer the assets in accordance with the Plan and Trust agreements.

8

Whitney National Bank Savings Plus Plan
EIN 72-0352101, Plan Number 001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2005

(a)	(b) Identity of Issue, Borrower, Lessor or Similary Party	(c) Description of Investment		(e) Current Value
	Registered Investment Companies	**Shares Held**		
	Federated Mid Cap Index Fund	148,431	$	3,289,224
*	Fidelity Advisor Equity Income Fund: Institutional Class I	647,959		18,583,471
*	Fidelity Advisor Intermediate Bond Fund: Class I	452,929		4,914,283
*	Fidelity Advisor Value Strategies Fund: Class I	72,951		2,210,420
*	Fidelity Capital Appreciation Fund	714,655		17,937,848
*	Fidelity Contrafund	165,932		10,745,769
*	Fidelity Four-in-One Index Fund	3,659		96,380
*	Fidelity Freedom Income Fund	948		10,781
*	Fidelity Freedom 2000 Fund	536		6,549
*	Fidelity Freedom 2005 Fund	19,253		214,095
*	Fideltiy Freedom 2010 Fund	35,728		501,984
*	Fidelity Freedom 2015 Fund	20,144		232,663
*	Fidelity Freedom 2020 Fund	9,901		145,649
*	Fidelity Freedom 2025 Fund	15,279		182,735
*	Fidelity Freedom 2030 Fund	6,526		98,014
*	Fidelity Freedom 2035 Fund	4,587		56,098
*	Fidelity Freedom 2040 Fund	6,852		60,502
*	Fidelity Strategic Income Fund	16,228		169,263
*	Fidelity U.S. Bond Index Fund	56,262		613,253
*	Spartan U.S. Equity Index Fund - Investor Class	130,728		5,772,953
*	Spartan International Index Fund - Investor Class	68,289		2,439,957
	The Oakmark Equity & Income Fund - Class I	199,602		4,986,048
	Wells Fargo Advantage Small Cap Value Fund - Class Z	24,874		750,443
	Subtotal Registered Investment Companies			74,018,382
	Common & Collective Trusts	**Shares Held**		
*	Fidelity Advisor Stable Value Portfolio: Class I	17,948,628		17,948,628
	Whitney Stock Fund	**Shares Held**		
*	Whitney Holding Corporation Stock	967,351		26,660,194
*	Cash			745,552
	Subtotal Whitney Stock Fund			27,405,746
	Participant Loans	**Range of Interest Rates and Maturities**		
*	Various participants	5.00% - 10.50%		
		2006 - 2014		3,230,868
	Assets (Held at End of Year)		$	122,603,624

* Denotes party-in-interest

9

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Whitney National Bank Savings Plus Plan) have duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

Whitney National Bank
Savings Plus Plan

/s/ Paul D. Bergeron
Paul D. Bergeron
Plan Administrator

Date: June 29, 2006

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement filed on Form S-8 (Commission file number 33-68506) of Whitney Holding Corporation of our report dated June 9, 2006 relating to the financial statements and supplemental schedule of the Whitney National Bank Savings Plus Plan, which appear in this Annual Report on Form 11-K.

/s/ PricewaterhouseCoopers LLP

New Orleans, Louisiana
June 29, 2006